Atlas Resource Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

August 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re: Registration Statement on Form S-3

             Registration No. 333-203800

Gentlemen/Ladies:

Atlas Resource Partners, L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, August 5, 2015, at 4:30 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark Rosenstein, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS RESOURCE PARTNERS, L.P.
By:	Atlas Energy Group, LLC, its general partner

By:	/s/ Sean P. McGrath
Sean P. McGrath Chief Financial Officer